UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _____________to _______________

Commission File No. 333-00724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: VALLEY RIDGE FINANCIAL CORP., 450 W. MUSKEGON AVENUE, KENT CITY, MICHIGAN 49330

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2002

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at December 31, 2002

EXHIBITS

The following exhibits are filed as part of this report:

23	Consent of Independent Auditors

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."

99.2	Performance Table

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN

Dated:	June 27, 2003	By:	/s/ Richard L. Edgar
Richard L. Edgar, Trustee

Dated:	June 27, 2003	By:	/s/ Michael E. McHugh
Michael E. McHugh, Trustee

VALLEY RIDGE FINANCIAL CORP.
PROFIT-SHARING AND 401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2002 and 2001

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN
Kent City, Michigan

FINANCIAL STATEMENTS
December 31, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Valley Ridge Financial Corp. Profit-Sharing
   and 401(k) Plan
Kent City, Michigan

We have audited the accompanying statements of net assets available for benefits of the Valley Ridge Financial Corp. Profit-Sharing and 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Crowe Chizek and Company LLC

Grand Rapids, Michigan
May 1, 2003

1.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2002 and 2001

	2002	2001
ASSETS
Investments, at fair value (Note 4)
Common stock	$3,038,694	$2,811,875
Shares of registered investment companies	2,652,549	2,844,997
	5,691,243	5,656,872

Receivables
Employer contribution	257,230	209,535
Participant contributions	8,229	6,311
Dividend receivable	17,183	18,410
	282,642	234,256

Cash	10,086	20,328

NET ASSETS AVAILABLE FOR BENEFITS	$5,983,971	$5,911,456

See accompanying notes to financial statements.

2.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2002

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments (Note 4)	$(348,697)
Dividends and interest	119,111
Total income	(229,586)

Contributions
Employer	257,230
Participants	169,477
Rollovers from other plans	107,863
Total contributions	534,570

Total additions	304,984

Deductions from net assets attributed to:
Benefits paid to participants	232,469

Net increase	72,515

Net assets available for benefits
Beginning of year	5,911,456

End of Year	$5,983,971

See accompanying notes to financial statements.

3.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Valley Ridge Financial Corp. Profit-Sharing and 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan, established January 1, 2000, is a defined contribution Plan covering substantially all full-time employees of Valley Ridge Financial Corp. (the Corporation) who have completed one hour of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. The Corporation may, at the discretion of the Board of Directors, make a matching contribution and a discretionary profit sharing contribution. Participants become eligible for employer contributions during the Plan year in which the participant attains age 21, completes one year of service and works at least 1,000 hours. For 2002, the Corporation's matching contribution was 50% of the first 6% of the compensation deferred by each participant. The Corporation also made a discretionary profit sharing contribution in 2002.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Corporations' contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeitures of the employer's discretionary profit sharing contributions due to participant termination are used to reduce the employer's profit sharing contribution. As of December 31, 2002 there was $8,145 available to offset future employer discretionary profit sharing contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of their account to any of the investment options under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions, and the employer's matching contributions, plus actual earnings thereon. Vesting for the profit sharing portion of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service, with graduated vesting beginning at 20% after three years.

(Continued)

4.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in installment payments over an elected period of years not exceeding the life expectancy of the Plan participant. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

Loan Provisions: The Plan provides that participant's can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition: Interests in registered investment companies and common stocks are stated at fair value as determined by quoted market prices. Common stock not traded on national exchanges are valued based upon recent purchase and sale activity. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. The fair value of certain investment securities is particularly subject to change.

Risks and Uncertainties: The Plan provides for various investment options including any combination of various mutual funds and common stocks. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities , it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

5.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 3 -- RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

	December 31,
	2002	2001
Shares of registered investment companies:
Washington Mutual Investors fund, 18,500
and 17,360 shares, respectively	$434,928	$490,116
The Investment Company of America fund, 26,689
and 21,884 shares, respectively	626,666	624,328
The Growth Fund of America, 45,079 and
41,554 shares, respectively	832,614	985,245
New Perspective fund, 15,301 and 13,987 shares,
respectively	276,029	303,345

Common stock:
Valley Ridge Financial Corp. Common Stock,
85,915 and 86,595 shares, respectively	2,663,380	2,381,376

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $348,697 as follows:

Shares of registered investment companies	$(578,271)
Common stock	229,574

$(348,697)

(Continued)

6.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2002 and 2001

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Corporation. The Plan's investments in registered investment companies, Valley Ridge Financial Corp. common stock as disclosed in Note 4, and cash as of December 31, 2002, reflect party-in-interest transactions as the issuers of the securities are the American Funds Group, Investment Centers of America and Valley Ridge Financial Corp., which are the custodians of these assets.

The 85,915 and 86,595 shares of Valley Ridge Financial Corp. common stock held by the Plan as of December 31, 2002 and 2001 represents approximately 9.1% of the Corporation's outstanding shares as of December 31, 2002 and 2001. Cash dividends paid to the Plan by Valley Ridge Financial Corp. during 2002 totaled $68,918.

NOTE 6 - TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service. Although the Plan has not yet received a favorable determination letter, the plan administrator and the Plan's attorney believe the Plan is currently designed and is operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 and $120 at December 31, 2002 and 2001, respectively.

(Continued)

7.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2002

Name of plan sponsor: Valley Ridge Financial Corp.
Employer identification number: 38-2888214
Three-digit plan number: 002

(a)	(b) Identity of Issuer Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	(d) Cost	(e) Current Value

	Shares of registered investment companies
*	Investment Centers of America	Alliance Capital Reserves Money Market fund, 13,592 shares		$13,592
	Pioneer Investments	Pioneer Growth Shares fund, 654 shares		5,919
	Putnam Investments	Putnam New Opportunity fund, 279 shares		7,942
	Federated	Federated Stock Trust fund, 701 shares		19,047
	Franklin Templeton Investments	Franklin Flexible CAP Growth fund, 313 shares		7,470
	Franklin Templeton Investments	Franklin Income Fund Class A, 3,865 shares		7,691
	Franklin Templeton Investments	Mutual Series Shares Class A fund, 508 shares		8,517
*	The American Funds Group	Washington Mutual Investors fund, 18,500 shares		434,928
*	The American Funds Group	American Mutual fund, 4,805 shares		97,641
*	The American Funds Group	The Investment Company of America fund, 26,689 shares		626,666
*	The American Funds Group	The Growth Fund of America, 45,079 shares		832,614
*	The American Funds Group	The Income Fund of America, 3,000 shares		43,051
*	The American Funds Group	New Perspective fund, 15,301 shares		276,029
*	The American Funds Group	The Cash Management Trust of America, 10,907 shares		10,907
*	The American Funds Group	AMCAP fund, 8,146 shares		105,899
*	The American Funds Group	Bond Fund of America, 56 shares		709
*	The American Funds Group	Capital Income Builder, 65 shares		2,677
*	The American Funds Group	High Income Trust, 66 shares		678
*	The American Funds Group	Fundamental Investors fund, 1,213 shares		26,965

(Continued)

8.

VALLEY RIDGE FINANCIAL CORP. PROFIT-SHARING AND 401(k) PLAN SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2002

Name of plan sponsor: Valley Ridge Financial Corp.
Employer identification number: 38-2888214
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par Value, or Maturity Value	(d) Cost	(e) Current Value

*	The American Funds Group	American Balanced fund, 5,029 shares		$62,456
*	The American Funds Group	The New Economy fund, 3,259 shares		44,126
*	The American Funds Group	Europacific Growth fund, 401 shares		9,204
*	The American Funds Group	U.S. Government Securities fund, 147 shares		2,042
*	The American Funds Group	Capital World Bond fund, 90 shares		1,484
*	The American Funds Group	Capital World Growth and Income fund, 42 shares		943
*	The American Funds Group	SMALLCAP World fund, 188 shares		3,352
				2,652,549
	Common stock
	AT&T	Common stock, 150 shares		3,917
	AT&T Wireless Service Inc.	Common stock, 241 shares		1,362
	Alliance Pharmaceutical Corp	Common stock, 40 shares		5
	BankOne	Common stock, 1,000 shares		36,550
	Barrick Gold Corp.	Common stock, 530 shares		8,167
	Bristol Meyers Squibb	Common stock, 400 shares		9,260
	Clarion Technologies	Common stock, 2,242 shares		6,502
	Dell Computer Corp	Common stock, 1,000 shares		26,780
	DTE Energy Company	Common stock, 103 shares		4,779
	Global Crossing LTD	Common stock, 800 shares		14
	Global Santa Fe Intl. Corp	Common stock, 199 shares		4,840
	Greenville Community Financial Corporation	Common stock, 2,500 shares		32,500
	Independent Bank Corporation	Common stock, 2,314 shares		69,651
Intel Corporation	Common stock, 1,600 shares	24,911
Keweenaw Financial Corporation	Common stock, 125 shares	11,000
McDonald's Corporation	Common stock, 400 shares	6,432
Mercantile Bank Corporation	Common stock, 1,102 shares	26,062
Microsoft Corp	Common stock, 600 shares	31,026
Motorola	Common stock, 600 shares	5,190
National City Corporation	Common stock, 720 shares	19,670

9.

SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2002

Name of plan sponsor: Valley Ridge Financial Corp.
Employer identification number: 38-2888214
Three-digit plan number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate Par Value, or Maturity Value	(d) Cost	(e) Current Value

	Common stock
	Newmont	Common stock, 500 shares		14,515
	Nokia Corporation	Common stock, 550 shares		$8,525
	Southwest Airlines Corporation	Common stock, 1,012 shares		14,067
	Unocal Corporation	Common stock, 200 shares		6,116
*	Valley Ridge Financial Corp.	Common stock, 85,915 shares		2,663,380
	Vodafone Group	Common stock, 100 shares		1,812
	Zimmer Holdings Inc.	Common stock, 40 shares		1,661
				3,038,694

				$5,691,243

*          Party in interest
(d)          Investment is participant directed, therefore historical cost is not required.

10.

EXHIBIT INDEX

23	Consent of Independent Auditors

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."

99.2	Performance Table